MAIL STOP 3561


								March 21, 2006



John Voris
Chief Executive Officer
Healthcare Acquisition Partners Corp.
350 Madison Avenue
New York, NY  10017


RE:	Healthcare Acquisition Partners Corp.
	Registration Statement on Form S-1
	Amendment 3 Filed March 3, 2006
      File No. 333-129035

Dear Mr. Voris:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

1. We note the disclosure that the Warrant Purchase Agreement may be effected by affiliates or designees of one or more of the Management
Members. Please disclose the purpose for purchases by affiliates or designees and disclose whether any of the warrants purchased pursuant to the Warrant Purchase Agreement will be subject to any restrictions on transfer after purchase. Additionally, disclose whether it is possible that any affiliates of the Broker effecting such purchases may locate a target for the company.

2. We note your disclosure on page 3 that the common stock held by the your stockholders, and any additional shares issued from the reserved treasury shares, will be subject to lock-up agreements restricting the sale or other transfer until six months after your initial business combination is completed. However, it appears from the form of agreement attached as Exhibit 10.6 that such restrictions on transfer do go into effect until the consummation of a business combination. Please reconcile and advise. Additionally, please disclose the reasons for allowing such transfer upon the consent of the company and the underwriter. We may have further comment.

3. We note your response to comment 1 from our letter of February
8,
2006. However, it still appears that Paragraphs A and B to Article
Fifth of your Amended and Restated Articles of Incorporation would require you to provide for 19.99 percent conversion in connection with every business combination structured.

Paragraph A of Section FIFTH states that "In the event that a majority of the IPO Shares...cast at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the corporation shall be authorized to consummate the Business Combination; provided, that the corporation shall not consummate any Business Combination if holders representing 20% or more in interest of the IPO Shares exercise their conversion rights described in paragraph B below." It therefore appears to provide for a two prong approval process from the IPO shareholders: greater than
50% approving the transaction and less than 20% electing conversion.

Paragraph B provides that conversion must be elected at the same time that a shareholder votes against a business combination, and that "In the event that a Business Combination is approved in accordance with paragraph A above...any stockholder of the corporation holding shares of Common Stock issued by the corporation in its initial public offering...of securities who voted against the Business Combination may, contemporaneous with such vote, demand that the corporation convert his, her or its IPO Shares into cash. If so demanded, the corporation shall convert such shares at a per share conversion price equal to..."

In light of Paragraph B`s mandate that "the corporation shall convert such shares" for any IPO shareholder who demanding conversion, and the absence of any specific exceptions to the general rule of 20% conversion in Paragraph A, it appears that Article Fifth would require the company to provide for 19.99 percent conversion in connection with every business combination structured. Please advise or revise.

4. We note your supplemental response to comment two from our letter of February 8, 2006 that the shares issued to management were not for cash consideration but rather were issued in consideration of such individuals accepting their position with the company. Please revise the disclosure on page 2 to clearly state this. Also, discuss the consideration to be provided for the 2,416,666 shares reserved as treasury stock.

Risk Factors, page 10

5. We note your disclosure that, though the company and its board of directors have "no intention of doing so, Delaware law may allow [you] to amend" Article FIFTH of your Amended and Restated Certificate of Incorporation, relating to certain requirements and restrictions relating to this offering. Please revise your document throughout in order to provide a thorough discussion of the consequences of any such revisions to each of the company, the board of directors and the stockholders, including but not limited to the financial, economic and legal consequences on each group. Alternatively, clarify the disclosure to indicate that such provisions will not be revised or amended. We may have further comment.

Certain Relationships and Related Transactions, page 50

6. We note that you name only Mr. McDevitt as a promoter of the company. It appears that each of your officers and directors is a promoter. Please revise or advise why any or all of them are not.

Management Warrant Purchase, page 52

7. We note exhibit 10.11 includes the circumstances where Sean
McDevitt and Pat LaVecchia will not purchase warrants. Please include disclosure in this section.

Underwriting, page 62

8. We note the removal of the paragraph following the table relating to the affiliation between Healthcare Acquisition Partners and FTN Midwest Securities Corp. Please add back this disclosure or explain why such disclosure is no longer required. We may have further comment.

Notes to financial statements

Note 1- Organization, business operations and significant accounting policies, F-7
9. Please revise to include your accounting policy for stock based compensation and include the disclosures required by APB 25, SFAS
123, and SFAS 148 as appropriate.

Note 5- Common and preferred stock, F-10

10. We note your response to our prior comment 5 (and your reference to the response to comment 2); however we do not see where you have addressed our comment in its entirety. Therefore, we are reissuing our comment in part. Describe how your determination of the value of the shares issued as compensation (i.e. $10,500 for 1,750,001 shares on December 30, 2005) complies with GAAP. Since there was a firm commitment, it would appear the fair value of the stock would be more readily determinable than the fair value of the services to be performed. Tell us how you determined $.006 per share represented fair value, considering the $6 per unit commitment price (as disclosed in your initial S-1 on October 15, 2005) prior to the issuance of the shares. Your response should include objective evidence supporting your determination for the fair value of shares issued and compensation cost recorded. Refer to the authoritative literature noted in the comment above.

11. We noted that you recorded $10,500 compensation expense for the entire issuance of shares to certain members of the management team.
We also noted that shares issued may be forfeited if termination of services occurs prior to certain future dates (i.e. vesting period).
Considering the vesting period and forfeit provisions, tell us how you determined it was appropriate to record the entire compensation cost in the period ended December 31, 2005 and why no unearned compensation (reduction to equity) was recorded. Refer to paragraphs
(11a) and (14) of APB 25.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357.


      Sincerely,



John Reynolds
Assistant Director

cc: 	Howard A. Kenny (by facsimile)
      	212-309-6001


John Voris
Healthcare Acquisition Partners Corp.
March 21, 2006
Page 1